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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )*
                                             ---

                        Cincinnati Financial Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, Without Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   172062101
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                           [   ]  Rule 13d-1 (b)
                           [ x ]  Rule 13d-1 (c)
                           [   ]  Rule 133d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                   --------------------------
   CUSIP NO. 172062101                     13G       Page   2    of   5    Pages
             ----------                                  -------   -------
----------------------------------                   --------------------------


---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bank
                       31-0854433
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [x]
                                                                      (b) [ ]

---------- --------------------------------------------------------------------

    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
---------- --------------------------------------------------------------------
                                    5     SOLE VOTING POWER
     NUMBER OF
      SHARES                                 10,716,313
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                       6     SHARED VOTING POWER
       EACH                                  358,210
     REPORTING
      PERSON                      ---------------------------------------------
       WITH                         7     SOLE DISPOSITIVE POWER
                                             4,505,463

                                  ---------------------------------------------
                                    8     SHARED DISPOSITIVE POWER

                                             312,276
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,074,523
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    NOT APPLICABLE
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.75%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                    BK
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Cincinnati Financial Corporation                                     Page 3 of 5
172062101

Item 1 (a)          Name of Issuer:

                    Cincinnati Financial Corporation

Item 1 (b)          Address of Issuer's Principal Executive Office:

                    6200 South Gilmore Road
                    Fairfield, Ohio 45014-5141


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                    Fifth Third Bank
                    38 Fountain Square Plaza
                    Cincinnati, Ohio 45263


Item 2 (d)          Title of Class of Securities:

                    Common Shares, without par value

Item 2 (e)          CUSIP Number:

                    172062101

Item 3              Not Applicable

                    Fifth Third Bank is filing this statement pursuant to Rule 13d-1 (c).

Item 4              Ownership:

                    This report relates to beneficial holdings by Fifth Third Bank, of an aggregate of 11,074,523 outstanding shares of the Common Stock of Cincinnati Financial Corporation, no par value.

                    The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)              Amount Beneficially Owned:

                 Fifth Third Bank, has neither voting power nor dispositive power with respect to 3,787,219 shares and are not deemed to be beneficially owned.

                 The following are held in fiduciary accounts and are deemed to be beneficially owned:

Cincinnati Financial Corporation                                     Page 4 of 5
172062101

                  Powers:                                     No. of Shares

                  Full voting; full dispositive               4,505,463
                  Full voting; shared dispositive             0
                  Full voting; no dispositive                 6,210,850
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           312,276
                  Shared voting; no dispositive               45,934
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   3,787,219

         (b)      Percentage of Class:

                  Fifth Third Bank has aggregate beneficial ownership of 6.75%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                 10,716,313

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                 358,210

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                       4,505,463

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                       312,276

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Bank.

                           Fifth Third Bank has filed this schedule in
accordance with Section 240.13 (d-1) (b) (ii)(G) of the Exchange Act Rules, which hold more than 5% of the outstanding stock of the Issuer, as shown below.


     List of Banking Subsidiaries   Federal Tax ID Number  Item 3 Classification
     ----------------------------   ---------------------  ---------------------
     Fifth Third Bank                    31-0854433                 BK

Cincinnati Financial Corporation                                     Page 5 of 5
172062101





Items 8-9                  Not Applicable


Item 10                    Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 2000
-----------------
Date

THE FIFTH THIRD BANK



By:  MICHAEL K. KEATING
   ---------------------


Name:  Michael K. Keating
     -------------------------------
Title: Executive Vice President